ATLANTIC WHITEHALL FUNDS TRUST

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES

Atlantic Whitehall Funds Trust (the "Trust") has issued an additional class of shares of beneficial interest, Institutional Class shares, which initially is being offered for the Atlantic Whitehall Growth Fund, Atlantic Whitehall Income Fund and Atlantic Whitehall International Fund.

Institutional Class shares are not subject to an initial sales charge, a contingent deferred sales charge, a Rule 12b-1 fee, or a shareholder service fee. Institutional Class shares are offered to investors with a minimum initial investment of $1,000,000. The minimum initial investment can be waived for: (1) an investor that purchases shares through a trust or investment account administered by the Atlantic Trust Advisors, Inc. (the "Adviser") or its affiliates; (2) an employee or ex-employee of the Adviser; (3) an employee of the Advisers affiliates, PFPC Inc., any other service provider to the Funds, or any trust customer of the Adviser or its affiliates.

Institutional Class shares represent equal proportionate interests in the portfolios of investments of the series of the Trust, currently only the Atlantic Whitehall Growth Fund, Atlantic Whitehall Income Fund and Atlantic Whitehall International Fund, and have identical preferences, conversion and other rights, voting powers, restrictions, limitations to dividends, qualification and terms of redemption as other share classes of the Trusts Funds, except as otherwise stated above.